Filed Pursuant to Rule 424(b)(2)
Registration No. 333-226200

The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This preliminary prospectus supplement is not an offer to sell, nor does it seek an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 23, 2019

Prospectus Supplement To Prospectus dated November 19, 2018

United Mexican States

U.S. $               4.500% Global Notes due 2029

U.S. $                       % Global Notes due 2050

The 4.500% Global Notes due 2029 (the “2029 notes”) will mature on April 22, 2029. The    % Global Notes due 2050 (the “2050 notes”) will mature on January     , 2050. We refer to the 2029 notes and the 2050 notes collectively as the “notes.” Mexico will pay interest on the 2029 notes on April 22 and October 22 of each year, commencing October 22, 2019. Mexico will pay interest on the 2050 notes on January                and July                of each year, commencing January    , 2020. Mexico may redeem the notes, in whole or in part, before maturity, on the terms described herein. The notes will not be entitled to the benefit of any sinking fund. The offering of the 2029 notes and the offering of the 2050 notes, each pursuant to this prospectus supplement, are not contingent upon one another.

The 2029 notes will be consolidated and form a single series with, and be fungible with, the outstanding U.S.$2,000,000,000 4.500% Global Notes due 2029 (CUSIP: 91087B AF7, ISIN US91087BAF76) previously issued by Mexico.

The notes will be issued under an indenture, and each of the 2029 notes and the 2050 notes constitutes a separate series under the indenture. The indenture contains provisions regarding future modifications to the terms of the notes that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Under these provisions, which are described beginning on page 17 of the accompanying prospectus dated November 19, 2018, Mexico may amend the payment provisions of the notes and other reserved matters listed in the indenture with the consent of the holders of: (1) with respect to a single series of notes, more than 75% of the aggregate principal amount of the outstanding notes of such series; (2) with respect to two or more series of notes, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of notes, more than 66 2/3% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding notes of each series affected by the proposed modification, taken individually.

The outstanding 2029 notes have been listed on the Luxembourg Stock Exchange. Application will be made for the new 2029 notes and the 2050 notes to be admitted to listing on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Section 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) Notification

The notes are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018).

Neither the Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of these securities or determined whether this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”), and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to qualified and institutional investors in Mexico, pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this prospectus supplement or the prospectus is accurate or complete. Mexico has prepared this prospectus supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

	Price to Public(1)		Underwriting Discounts		Proceeds to Mexico, before expenses(1)
Per 2029 note		%		%		%
Total for the 2029 notes	U.S. $		U.S. $		U.S. $
Per 2050 note		%		%		%
Total for the 2050 notes	U.S. $		U.S. $		U.S. $

(1)

Plus accrued interest for the 2029 notes totaling U.S.$                , or U.S.$                 per U.S.$1,000 principal amount of the 2029 notes, from January 22, 2019 to, but not including July     , 2019, the date Mexico expects to deliver the notes offered by this prospectus supplement, and, for the 2029 notes and the 2050 notes, any additional interest to the date of delivery, if later.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company (“DTC”), the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme, Luxembourg (“Clearstream, Luxembourg”) against payment on or about July     , 2019.

Joint Bookrunners

BBVA	Credit Suisse	Goldman Sachs & Co. LLC

July     , 2019

Prospectus Supplement

Prospectus
About this Prospectus	1
Forward-Looking Statements	1
Data Dissemination	2
Use of Proceeds	2
Risk Factors	3
Description of the Securities	6
Taxation	26
Plan of Distribution	33
Official Statements	41
Validity of the Securities	43
Authorized Representative	44
Where You Can Find More Information	44
Glossary	46

Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the accompanying prospectus.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement supplements the accompanying prospectus dated November 19, 2018, relating to Mexico’s debt securities and warrants. If the information in this prospectus supplement differs from the information contained in the prospectus, you should rely on the information in this prospectus supplement.

You should read this prospectus supplement along with the accompanying prospectus. Both documents contain information you should consider when making your investment decision. Mexico is responsible for the information contained and incorporated by reference in this prospectus and in any related free-writing prospectus or prospectus supplement that Mexico prepares or authorizes. Mexico has not authorized anyone else to provide you with any other information and takes no responsibility for any other information that others may give you. Mexico and the underwriters are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the dates of this prospectus supplement and the accompanying prospectus, respectively.

Mexico is furnishing this prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this prospectus supplement and the accompanying prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts the omission of which makes this prospectus supplement and the accompanying prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this prospectus supplement and the accompanying prospectus.

This prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this prospectus supplement and the offer or sale of notes may be restricted by law in certain jurisdictions. Mexico and the underwriters do not represent that this prospectus supplement may be lawfully distributed, or that any notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by Mexico or the underwriters which would permit a public offering of the notes or distribution of this prospectus supplement in any jurisdiction where action for that purpose is required. Accordingly, no notes may be offered or sold, directly or indirectly, and neither this prospectus supplement nor any offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations and the underwriters have represented that all offers and sales by them will be made on the same terms. Persons into whose possession this prospectus supplement comes are required by Mexico and the underwriters to inform themselves about and to observe any such restriction. In particular, there are restrictions on the distribution of this prospectus supplement and the offer or sale of notes in Belgium, Canada, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Luxembourg, Mexico, the Netherlands, Peru, Singapore, Spain, Switzerland, the United Kingdom and Uruguay, see the section entitled “Plan of Distribution” in this prospectus supplement and in the accompanying prospectus.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation.

The prospectus supplement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

FORWARD-LOOKING STATEMENTS

This prospectus supplement may contain forward-looking statements. Statements that are not historical facts, including statements about Mexico’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Mexico undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Mexico cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:

•

Adverse external factors, such as high international interest rates, low oil prices and recession or low growth in Mexico’s trading partners. High international interest rates could increase Mexico’s expenditures, low oil prices could decrease the Mexican Government’s revenues and recession or low growth in Mexico’s main trading partners could lead to fewer exports. A combination of these factors could negatively affect Mexico’s current account.

•

Instability or volatility in the international financial markets. This could lead to domestic volatility, making it more complicated for the Mexican Government to achieve its macroeconomic goals. This could also lead to declines in foreign investment inflows, portfolio investment in particular.

•

Adverse domestic factors, such as domestic inflation, high domestic interest rates, exchange rate volatility and political uncertainty. Each of these could lead to lower growth in Mexico, declines in foreign direct and portfolio investment and potentially lower international reserves.

USE OF PROCEEDS

The net proceeds to Mexico from the sale of the notes will be approximately U.S. $             , after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S. $            . Mexico intends to use the net proceeds of the sale of the notes, (i) in part, for refinancing, repurchase or retirement of domestic and/or external indebtedness of Mexico from time to time, including to pay the purchase price for certain outstanding notes of Mexico, which Mexico may purchase pursuant to a tender offer (the “Tender Offer”), on the terms and subject to the conditions set forth in the offer to purchase, dated July    , 2019 (the “Offer to Purchase”), (ii) in part, to redeem in full its outstanding 3.500% Global Notes due 2021 (the “2021 notes”) and, (iii) in part, for the general purposes of the Government of Mexico. The underwriters of this offering are acting as joint dealer managers for the Tender Offer. None of the underwriters shall have any responsibility for the application of the net proceeds of the notes. The outstanding principal amount of the 2021 notes, which are scheduled to mature in January 2021, is approximately U.S.$932,584,000.00, and Mexico plans to give a notice of redemption pursuant to the provisions of the 2021 notes promptly following the pricing of the offering of the notes.

RISK FACTORS

The following risk factor supplements the information contained under “Risk Factors” in the accompanying prospectus. You should consult your financial and legal advisors about the risks of investing in the debt securities and the suitability of your investment in light of your particular situation. Mexico disclaims any responsibility for advising you on these matters.

There can be no assurances that Mexico’s credit ratings will improve or remain stable, or that they will not be downgraded, suspended or cancelled by the rating agencies.

Mexico’s long-term public external indebtedness is currently rated investment grade by the three leading rating agencies. Fitch had a negative outlook since October 2018 and downgraded Mexico’s debt rating on June 5, 2019. In addition, on June 5, 2019 Moody’s changed its outlook from stable to negative. S&P has had a negative outlook since March 1, 2019.

Ratings address the creditworthiness of Mexico and the likelihood of timely payment of Mexico’s long-term debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Mexico’s current ratings and the rating outlooks currently assigned to it depend, in part, on economic conditions and other factors that affect credit risk and are outside the control of Mexico, as well as assessments of the creditworthiness of its productive state-owned enterprises. Certain ratings agencies have recently downgraded PEMEX’s credit ratings and their assessment of PEMEX’s creditworthiness may affect Mexico’s credit ratings.

There can be no assurances that Mexico’s credit ratings will be maintained or that they will not be downgraded, suspended or cancelled. Any credit rating downgrade, suspension or cancellation may have an adverse effect on the market price and the trading of the notes.

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all the information that you should consider before investing in the notes. You should carefully read this entire prospectus supplement.

Issuer	The United Mexican States

Aggregate Principal Amount	For the 2029 notes: U.S. $ For the 2050 notes: U.S. $

Issue Price	For the 2029 notes: %, plus accrued interest, if any, from January 22, 2019 For the 2050 notes: %, plus accrued interest, if any, from July , 2019

Issue Date	For the 2029 notes: July , 2019 For the 2050 notes: July , 2019

Maturity Date	For the 2029 notes: April 22, 2029 For the 2050 notes: January , 2050

Specified Currency	U.S. dollars (U.S. $)

Authorized Denominations	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof

Fungibility	The 2029 notes will be consolidated and form a single series with, and be fungible with, the outstanding U.S.$2,000,000,000 4.500% Global Notes due 2029 (CUSIP: 91087B AF7, ISIN US91087BAF76) previously issued by Mexico.

Form	Registered; Book-Entry through the facilities of DTC, Euroclear and Clearstream, Luxembourg

Interest Rate	For the 2029 notes: 4.500% per annum, accruing from January 22, 2019 For the 2050 notes: % per annum, accruing from July , 2019

Interest Payment Date

For the 2029 notes: Semi-annually on April 22 and October 22 of each year, commencing on October 22, 2019

For the 2050 notes: Semi-annually on January     and July     of each year, commencing on January    , 2020

Regular Record Date	For the 2029 notes: April 16 and October 16 of each year For the 2050 notes: January and July of each year

Status	The notes will constitute direct, general, unconditional and unsubordinated public external indebtedness of Mexico for which the full faith and credit of Mexico is pledged. The notes of each series rank and will rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico. It is understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness.

Optional Redemption

With respect to the 2029 notes, Mexico will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes of such series, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount (as defined below), plus interest accrued but not paid on the principal amount of such notes to the date of redemption.

With respect to the 2050 notes, Mexico will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes of such series, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to (a) if redeemed prior to July     , 2049 (six months prior to the maturity date of the 2050 notes), the principal amount thereof, plus the Make-Whole Amount (as defined below), plus interest accrued but not paid on the principal amount of such notes to the date of redemption, or (b) if redeemed on or after July     , 2049 (six months prior to the maturity date of the 2050 notes), the principal amount thereof, plus interest accrued but not paid on the principal amount of such notes to the date of redemption.

“Make-Whole Amount” means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the notes to be redeemed (exclusive of interest accrued but not paid to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus (a) in the case of the 2029 notes, 30 basis points or (b) in the case of the 2050 notes,          basis points over (ii) the principal amount of such notes.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity of the Comparable Treasury Issue (as defined below), assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price (as defined below) for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of investment grade debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers (as defined below) appointed by Mexico.

“Comparable Treasury Price” means, with respect to any redemption date, (a) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation (as defined below) or (b) if Mexico obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means (a) with respect to the 2029 notes, each of Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC or their affiliates which are primary United States government securities dealers and their respective successors, and two other Primary Treasury Dealers (as defined below) selected by Mexico and (b) with respect to the 2050 notes, each of BBVA Securities Inc., Credit Suisse Securities (USA) LLC and Goldman Sachs & Co. LLC or their affiliates which are primary United States government securities dealers and their respective successors, and two other Primary Treasury Dealers selected by Mexico; provided that if any of the foregoing shall cease to be a primary United States government securities dealer in the City of New York (a “Primary Treasury Dealer”), Mexico will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by Mexico, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Mexico by such Reference Treasury Dealer at 3:30 p.m., New York time on the third business day preceding such redemption date.

Optional Repayment	Holders of the notes will not have the option to elect repayment by Mexico before the maturity dates of the notes.

Underwriters	BBVA Securities Inc. Credit Suisse Securities (USA) LLC Goldman Sachs & Co. LLC

Method of Payment	Wire transfer of immediately available funds to an account designated by Mexico.

Listing	The outstanding 2029 notes have been listed on the Luxembourg Stock Exchange. Application will be made for the new 2029 notes and the 2050 notes to be admitted to listing on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange. The Luxembourg Stock Exchange has allocated to Mexico the number 2395 for listing purposes.

Securities Codes

CUSIP:	For the 2029 notes: 91087B AF7 For the 2050 notes:

ISIN:	For the 2029 notes: US91087BAF76 For the 2050 notes:

Trustee, Principal Paying Agent, Transfer Agent and Registrar	Deutsche Bank Trust Company Americas

Luxembourg Listing Agent	Banque Internationale à Luxembourg S.A.

Withholding Taxes and Additional Amounts	Subject to certain exceptions, Mexico will make all payments on the notes without withholding or deducting any Mexican taxes. For further information, see “Description of the Securities—Additional Amounts” in the accompanying prospectus.

Taxation

Mexico expects that the 2029 notes will be issued in a “qualified reopening” for U.S. federal income tax purposes and, accordingly, the 2029 notes will be fungible with the U.S.$2,000,000,000 4.500% Global Notes due 2029 previously issued by Mexico. The 2029 notes issued pursuant to this offering generally will be treated as having premium. For further information, see the discussion set forth under the heading “Taxation—United States Federal Taxation” in this preliminary prospectus supplement.

Payments of principal or interest under the 2029 notes and the 2050 notes made to holders of such notes that are non-resident of Mexico will not be subject to Mexican withholding taxes.

Further Issues	Mexico may from time to time, without the consent of holders of the 2029 notes or the 2050 notes, as the case may be, create and issue notes of such series having the same terms and conditions as the applicable series of notes offered pursuant to this prospectus supplement in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon; provided, however, that any such additional 2029 notes and 2050 notes shall be issued either in a “qualified reopening” for U.S. federal income tax purposes or with no more than de minimis original issue discount for U.S. federal income tax purposes. Additional 2029 notes and 2050 notes issued in this manner will be consolidated with, and will form a single series with, any other outstanding notes of such series.

Payment of Principal and Interest	Principal of and interest on the notes will be payable by Mexico to the Principal Paying Agent in U.S. dollars.

Governing Law	New York; provided, however, that all matters governing Mexico’s authorization and execution of the indenture and the notes will be governed by and construed in accordance with the law of Mexico. Notwithstanding any authorization or any reserved matter modification, all matters related to the consent of holders and to modifications of the indenture or the notes will always be governed by and construed in accordance with the law of the State of New York.

Additional Provisions	The notes will contain provisions regarding future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Those provisions are described beginning on page 19 of the accompanying prospectus dated November 19, 2018.

Conflicts of Interest	As described in the “Use of Proceeds,” some of the net proceeds of this offering may be used to fund our purchase of certain outstanding notes of Mexico from time to time. An affiliate of BBVA Securities Inc., Credit Suisse Securities (USA) LLC or Goldman Sachs & Co. LLC may be a holder of certain of the outstanding notes of Mexico as set forth in the Offer to Purchase and may receive 5% or more of the proceeds from this offering. Because of the manner in which the net proceeds are being used, this offering will be conducted in accordance with Financial Industry Regulatory Authority (“FINRA”) Rule 5121.

Stabilization	In connection with issues of notes, the underwriters or any person acting for the underwriters may over-allot or effect transactions with a view to supporting the market price of notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there is no obligation of any of the underwriters or any agent of the underwriters to do this. Any such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

DESCRIPTION OF THE NOTES

Mexico will issue the notes under an amended and restated indenture, dated as of June 1, 2015, between Mexico and Deutsche Bank Trust Company Americas, as trustee. The information contained in this section summarizes some of the terms of the notes and the indenture. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the prospectus, the indenture and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the trustee.

Terms of the 2029 Notes

The notes will:

•	be issued on or about July , 2019 in an aggregate principal amount of U.S. $ ;

•	mature on April 22, 2029;

•

bear interest at a rate of 4.500% per year, commencing on January 22, 2019 and ending on the maturity date. Interest on the notes will be payable semi-annually on April 22 and October 22 of each year, commencing on October 22, 2019;

•	pay interest to the persons in whose names the notes are registered at the close of business on April 16 and October 16 preceding each payment date;

•	be consolidated and form a single series with, and be fungible with, the outstanding U.S.$2,000,000,000 4.500% Global Notes due 2029 (CUSIP: 91087B AF7, ISIN US91087BAF76) previously issued by Mexico.

•	constitute direct, general, unconditional and unsubordinated external indebtedness of Mexico for which the full faith and credit of Mexico is pledged;

•

rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico (it being understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness);

•	be represented by one or more global securities in book-entry, registered form only;

•	be ready for delivery in the book-entry form only through the facilities of DTC, Euroclear and Clearstream, Luxembourg;

•

be redeemable before maturity at the option of Mexico upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount, plus interest accrued but not paid on the principal amount of such notes to the date of redemption;

•	not be repayable at the option of the holder before maturity; and

•

contain “collective action clauses” under which Mexico may amend certain key terms of the notes, including the maturity date, interest rate and other terms, with the consent of less than all of the holders of the notes.

Terms of the 2050 Notes

The notes will:

•	be issued on or about July , 2019 in an aggregate principal amount of U.S. $ ;

•	mature on January , 2050;

•

bear interest at a rate of                % per year, commencing on July     , 2019 and ending on the maturity date. Interest on the notes will be payable semi-annually on January      and July      of each year, commencing on January     , 2020;

•	pay interest to the persons in whose names the notes are registered at the close of business on January and July preceding each payment date;

•	constitute direct, general, unconditional and unsubordinated external indebtedness of Mexico for which the full faith and credit of Mexico is pledged;

•

rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico (it being understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness);

•	be represented by one or more global securities in book-entry, registered form only;

•	be ready for delivery in the book-entry form only through the facilities of DTC, Euroclear and Clearstream, Luxembourg;

•

be redeemable before maturity at the option of Mexico upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to (a) if redeemed prior to July     , 2049 (six months prior to the maturity date of the 2050 notes), the principal amount thereof, plus the Make-Whole Amount, plus interest accrued but not paid on the principal amount of such notes to the date of redemption, or (b) if redeemed on or after July     , 2049 (six months prior to the maturity date of the 2050 notes), the principal amount thereof, plus interest accrued but not paid on the principal amount of such notes to the date of redemption;

•	not be repayable at the option of the holder before maturity; and

•

contain “collective action clauses” under which Mexico may amend certain key terms of the notes, including the maturity date, interest rate and other terms, with the consent of less than all of the holders of the notes.

For more information, see “Description of the Securities—Debt Securities” in the accompanying prospectus.

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2017 (the 2017 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2017 Form 18-K, you should rely on the information in this section.

UNITED MEXICAN STATES

Form of Government

The Government

The following table provides the distribution, as of the date of this filing, of Congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

Table No. 1 – Party Representation in Congress

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
MORENA	59	46.1	259	51.8
National Action Party	24	18.8	78	15.6
Institutional Revolutionary Party	14	10.9	47	9.4
Citizen Movement Party	8	6.3	28	5.6
Labor Party	6	4.7	28	5.6
Ecological Green Party of Mexico	6	4.7	11	2.2
Social Encounter Party	5	3.9	29	5.8
Democratic Revolution Party	5	3.9	11	2.2
Unaffiliated	1	0.8	8	1.6
Total	128	100.0%	499	99.8%

Note: Numbers may not total due to rounding. As of July 22, 2019 there was one vacant seat in the Chamber of Deputies.

Source: Senate and Chamber of Deputies.

On July 9, 2019, Carlos Manuel Urzúa Macías resigned as the Minister of Finance and Public Credit and President López Obrador appointed Arturo Herrera Gutiérrez, acting undersecretary of Finance and Public Credit since December 2018, as the new Minister of Finance and Public Credit.

On July 12, 2019, the Government published the Plan Nacional de Desarrollo 2019-2024 (National Development Plan) in the Diario Oficial de la Federación (Official Gazette), a five year plan that establishes the main goals and objectives of President López Obrador during his term. The National Development Plan’s goals include the eradication of corruption in public administration, the re-establishment of the rule of law, the separation of political power from economic power, the generation of enhanced welfare for the population through programs with national coverage and the support of participatory democracy in Mexico.

Legal and Political Reforms

Access to Information and Government Transparency

On November 6, 2018, the Ley Federal de Remuneraciones de los Servidores Públicos (Federal Public Servants Salary Law) was enacted with the purpose of regulating the salaries, defined broadly, of federal public officials, which subject to certain limitations shall not exceed (i) the salary received by the President, or (ii) the salary received by such public official’s hierarchical superior. After its enactment, several constitutional claims were filed before the Suprema Corte de Justicia de la Nación (Supreme Court) challenging the Federal Public Servants Salary Law, including on the basis that it created uncertainty about how the salaries of public officials of certain autonomous constitutional agencies should be regulated. On May 20, 2019, the Supreme Court invalidated certain provisions of the Federal Public Servants Salary Law and two related articles of the Federal Criminal Code and ordered Congress to revisit the invalidated provisions during the next ordinary legislative period.

Employment and Labor

In connection with the commitments undertaken by signing the United States-Mexico-Canada Trade Agreement (USMCA) and the ratification of the International Labor Organization Convention 98, on May 1, 2019, the Government reformed the Ley Federal del Trabajo (Federal Labor Law) with the aim of eradicating discrimination and workplace harassment, ensuring workers’ right to vote for union representation and contracts, promoting more representative and transparent procedures for the negotiation of collective bargaining agreements and providing effective judicial protections for workers.

Foreign Affairs, International Organizations and International Economic Cooperation

The Subsecretaria de Asuntos Multilaterales y Derechos Humanos (Undersecretary of Multilateral Affairs and Human Rights), Martha Delgado, assumed, on behalf of Mexico, the presidency of the First Assembly of the United Nations Human Settlements Programme (UN-Habitat Assembly) for the 2019-2023 period. The UN-Habitat Assembly adopts global norms and policies to guide the planning, management and governance of cities and communities.

In response to the May 30, 2019 announcement by the U.S. president of a series of proposed measures, including tariffs on Mexican exports to the United States, Mexican and U.S. officials agreed to implement a series of actions to reduce the amount of trafficking and human smuggling across their shared border. The parties also agreed that asylum seekers will remain in Mexico pending the resolution of their cases in the United States, and be provided with protection, employment opportunities, healthcare and education. The National Guard will be deployed to Mexico’s southern border.

Internal Security

On May 27, 2019, the Ley de la Guardia Nacional (National Guard Law), the Ley Nacional Sobre el Uso de la Fuerza (National Law on the Use of Force) and the Ley Nacional del Registro de Detenciones (National Law of the Registry of Detentions) were enacted, with the goal of ensuring peace and improving the citizens’ quality of life through changes in education, healthcare, social welfare, human rights protections and counternarcotics efforts, among others.

The National Guard Law creates a Guardia Nacional (National Guard) and sets forth the duties and administration of the National Guard, providing for coordination and collaboration with other federal and local public safety institutions.

The National Law on the Use of Force defines “use of force” and establishes when and how public safety institutions may make use of force.

The National Law of the Registry of Detentions creates the Registro Nacional de Detenciones (National Detentions Registry) to consolidates information on detentions at a national level with the aim of preventing human rights violations of detained persons, acts of torture, cruel, inhuman and degrading treatment and forced disappearances. The National Detentions Registry, which is part of the Sistema Nacional de Información en Seguridad Pública (National Public Security Information System), includes information on which stage in the criminal or administrative procedure each detainee is in and allows any interested person to search the registry for a detainee’s status.

Environment

On April 11, 2019, the Secretaría de Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources), through the Comisión Nacional del Agua (National Water Commission), and the United Nations Educational, Scientific and Cultural Organization (UNESCO) entered into an agreement that allows UNESCO to collaborate with the National Water Commission to provide technical assistance in scientific and educational research, as well as in the formulation of methods, tools, and projects relating to the management of water resources to promote sustainable use at local and national levels.

THE ECONOMY

Gross Domestic Product

The following tables set forth the composition of Mexico’s real GDP by economic sector and percentage change by economic sector, in pesos and in percentage terms, for the periods indicated.

Table No. 2 – Real GDP and Expenditures

(In Billions of Pesos)(1)

	First quarter (annualized)(2)
	2018(3)		2019(3)
GDP	Ps.	18,011.6	Ps.	18,236.1
Add: Imports of goods and services		6,450.0		6,556.5

Total supply of goods and services		24,461.6		24,792.6
Less: Exports of goods and services		6,377.1		6,737.7

Total goods and services available for domestic expenditure	Ps.	18,084.5	Ps.	18,054.9
Allocation of total goods and services:
Private consumption		12,011.7		12,144.8
Public consumption		2,139.5		2,168.7

Total consumption		14,151.2		14,313.5

Total gross fixed investment		3,721.1		3,743.8

Changes in inventory		149.6		163.8

Total domestic expenditures	Ps.	18,021.9	Ps.	18,221.1

Errors and Omissions		62.6		(166.2)

Note:	Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual first quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. First quarter data is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.

Source: INEGI.

Table No. 3 – Real GDP and Expenditures

(As a Percentage of Total GDP)(1)

	First quarter (annualized)(2)
	2018(3)	2019(3)
GDP	100%	100%
Add: Imports of goods and services	35.8%	36.0%

Total supply of goods and services	135.8%	136.0%
Less: Exports of goods and services	35.4%	36.9%

Total goods and services available for domestic expenditures	100.4%	99.0%
Allocation of total goods and services:
Private consumption	66.7%	66.6%
Public consumption	11.9%	11.9%

Total consumption	78.6%	78.5%
Total gross fixed investment	20.7%	20.5%
Changes in inventory	0.8%	0.9%

Total domestic expenditures	100.1%	99.9%

Errors and Omissions	0.3%	(0.9%)

Note:	Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual first quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. First quarter data is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.

Source: INEGI.

Table No. 4 – Real GDP by Sector

(In Billions of Pesos)(1)

	First quarter (annualized)(2)
	2018(3)		2019(3)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	Ps.	557.9	Ps.	590.5
Secondary Activities:
Mining		933.4		862.1
Utilities		252.3		250.5
Construction		1,295.1		1,284.1
Manufacturing		2,871.7		2,918.8
Tertiary Activities:
Wholesale and retail trade		3,070.5		3,127.9
Transportation and warehousing		1,171.7		1,180.0
Information		495.1		495.5
Finance and insurance		854.7		913.1
Real estate, rental and leasing		2,036.6		2,075.9
Professional, scientific and technical services		335.7		354.3
Management of companies and enterprises		98.2		95.3
Support for business		644.1		693.5
Education services		682.6		691.2
Health care and social assistance		385.7		390.2
Arts, entertainment and recreation		73.5		71.8
Accommodation and food services		409.6		404.1
Other services (except public administration)		356.2		356.9
Public administration		708.8		686.8

Gross value added at basic values		17,233.3		17,442.5
Taxes on products, net of subsidies		778.3		793.6

GDP	Ps.	18,011.6	Ps.	18,236.1

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual first quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. First quarter is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 5 – Real GDP Growth by Sector

(Percent Change Against Corresponding Period of Prior Year)(1)

	First quarter (annualized)(2)
	2018(3)	2019(3)
GDP (constant 2013 prices)	1.2%	1.2%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	3.1%	5.8%
Secondary Activities:
Mining	(5.7%)	(7.6%)
Utilities	0.5%	(0.7%)
Construction	1.7%	(0.8%)
Manufacturing	(0.4%)	1.6%
Tertiary Activities:
Wholesale and retail trade	2.9%	1.9%
Transportation and warehousing	3.1%	0.7%
Information	3.0%	0.1%
Finance and insurance	3.1%	6.8%
Real estate, rental and leasing	1.1%	1.9%
Professional, scientific and technical services	(1.8%)	5.6%
Management of companies and enterprises	(3.1%)	(3.0%)
Administrative support, waste management and remediation services	4.2%	7.7%
Education services	(1.0%)	1.3%
Health care and social assistance	2.3%	1.2%
Arts, entertainment and recreation	(0.4%)	(2.4%)
Accommodation and food services	3.2%	(1.3%)
Other services (except public administration)	(1.7%)	0.2%
Public administration	2.8%	(3.1%)

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual first quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. First quarter data is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

According to preliminary figures, Mexico’s GDP increased by 1.2% in real terms during the first three months of 2019, compared to the same period of 2018. This increase reflects an expansion of primary activities due to a rise in the production of agricultural products such as beans, corn, green pepper, sugar cane, sorghum and strawberry.

Employment and Labor

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 3.5% as of May 2019, a 0.2 percentage point increase from the rate on December 31, 2018. As of March 31, 2019, the economically active population in Mexico fifteen years of age and older consisted of 56.0 million individuals. As of July 22, 2019, the minimum wage for the Northern Border Free Trade Zone was Ps. 176.72 per day and the minimum wage for the rest of Mexico was Ps. 102.68 per day, both of which have been in effect since January 1, 2019.

Principal Sectors of the Economy

Manufacturing

The following table shows the value of industrial manufacturing output in billions of constant 2013 pesos and the percentage of total output accounted for by each manufacturing sector for the periods indicated.

Table No. 6 – Industrial Manufacturing Output by Sector

(In Billions of Pesos and Percent Change Against Corresponding Period of Prior Year)(1)

	First quarter
	2018(2)			2019(2)
Food	Ps.	664.4	0.2%	Ps.	683.4	2.9%
Beverage and tobacco products		150.7	6.2%		153.6	1.9%
Textile mills		25.1	(2.3%)		24.8	(1.2%)
Textile product mills		12.5	4.1%		12.9	2.8%
Apparel		56.3	(2.0%)		54.6	(3.0%)
Leather and allied products		21.1	(8.6%)		20.4	(3.0%)
Wood products		25.3	(1.2%)		25.1	(0.9%)
Paper		50.8	(1.2%)		51.9	2.1%
Printing and related support activities		17.6	6.9%		16.1	(8.2%)
Petroleum and coal products		38.9	(32.6%)		36.4	(6.4%)
Chemicals		246.2	(2.7%)		239.3	(2.8%)
Plastics and rubber products		75.1	(4.9%)		75.7	0.9%
Nonmetallic mineral products		74.2	1.5%		72.0	(3.0%)
Primary metals		186.4	(3.8%)		185.5	(0.5%)
Fabricated metal products		101.3	(1.8%)		96.7	(4.6%)
Machinery		129.2	3.1%		134.3	4.0%
Computers and electronic products		245.9	3.5%		261.0	6.1%
Electrical equipment, appliances and components		87.2	(3.1%)		89.1	2.2%
Transportation equipment		573.6	2.0%		595.7	3.9%
Furniture and related products		29.6	1.6%		28.9	(2.4%)
Miscellaneous		60.3	(3.6%)		61.5	1.9%

Total expansion/contraction	Ps.	2,871.7	(0.4%)	Ps.	2,918.8	1.6%

(1)	Constant pesos with purchasing power as of December 31, 2013. Percent change reflects differential in constant 2013 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

On December 7, 2018, the Government announced that it would suspend the bidding rounds for new exploration and development rights through the energy reform process and the two additional remaining bidding sessions of Round Three for three years. During the three-year suspension, the Government plans to evaluate the performance of existing rights allocation agreements and the multi-round process to determine whether to continue pursuing further bidding session rounds in the future.

The Government has been evaluating measures to address the future development of the Mexican oil and gas sector, including the financial and operational challenges faced by PEMEX. On May 13, 2019, the President issued a decree to reduce the fiscal burden of PEMEX and strengthen its finances during 2019. This reduction in the tax burden is intended to allow PEMEX to increase investment in exploration and production, as well as improve its fiscal balance.

On July 16, 2019, the chief executive officer of PEMEX presented PEMEX’s business plan for 2019-2023. This plan sets forth a program for the modernization of PEMEX, aimed at making it more competitive and at securing its financial viability in the long term. In particular, throughout the term of this business plan, PEMEX proposes to, among others, maintain its current level of net indebtedness, accelerate the development of oil and gas reserves and increase hydrocarbons production, gradually expand refining capacity for fuel and petrochemicals and encourage the participation of the private sector in PEMEX’s business operations through service agreements.

In addition, the Government agreed to support these measures by adjusting PEMEX’s tax regime to reduce its Profit-Sharing Duty (Derecho por la Utilidad Compartida), the most significant tax paid by PEMEX, by 11 percentage points to 54% by 2021 in two incremental steps. This adjustment is expected to generate savings for PEMEX of Ps. 45.0 billion in 2020 and Ps. 83.0 billion in 2021 to be used for investment. The Government also agreed to make additional capital contributions to PEMEX amounting to Ps. 38.0 billion in 2021 and Ps. 37.0 billion in 2022. Under its business plan for 2019-2023, PEMEX expects to generate a financial balance surplus by 2021, which would reduce the need for further Government contributions.

Electric Power

The Comisión Federal de Electricidad (Federal Commission of Electricity, or CFE) is currently in arbitration proceedings with four companies (IMG, TransCanada, Carso and IEnova) regarding costs that CFE incurred due to a delay in the start of operations for seven natural gas pipelines that will supply CFE with natural gas for electricity generation. CFE is in ongoing negotiations with the companies involved in each of these arbitration proceedings.

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Money Supply and Financial Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Financial Savings.” The methodology for the calculation of the money supply aggregates changed as of January 31, 2018. The new money supply aggregates reflect the Monetary and Financial Statistics Manual and Compilation Guide published by the IMF in 2016. Historical data has been restated from December 31, 2000 to the present according to the new methodology.

Table No. 7 – Money Supply

	At March 31,
	2018(1)		2019(1)
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	1,356,624	Ps.	1,417,030
Checking deposits
In domestic currency		1,547,095		1,643,364
In foreign currency		499,990		513,291
Interest-bearing peso deposits		715,316		738,534
Savings and loan deposits		19,499		23,388

Total M1	Ps.	4,138,524	Ps.	4,335,606

M4	Ps.	11,783,548	Ps.	12,425,764

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

Inflation

Consumer inflation for the first three months of 2019 was 4.1%, which was above Banco de México’s 3.0% (+/- 1.0%) target inflation for the year and 0.8 percentage points lower than the 4.9% consumer inflation for 2018. This decrease compared to 2018 was mainly the result of transitory factors, such as a reduction in the VAT rate in the northern border region of the country and decreases in the price of energy and agricultural products.

The following table shows, in percentage terms, the changes in price indices for the periods indicated.

Table No. 8 – Rates of Change in Price Indices

	National Consumer Price Index(1)(2)	National Producer Price Index(1)(3)(4)(5)
2017	6.0	7.0
2018	4.9	5.5
2019:
January	4.4	5.0
February	3.9	4.5
March	4.0	4.2
April	4.4	4.6
May	4.3	3.2
June	4.0	2.5

(1)	For annual figures, changes in price indices are calculated each December.
(2)	National Consumer Price Index uses the second half of July 2018 as a base date.
(3)	National Producer Price Index figures represent the changes in the prices for basic merchandise and services (excluding oil prices). The index is based on a methodology implemented in June 2012.
(4)	2019 figures are preliminary.
(5)	National Producer Price Index uses June 2012 as a base date.

Sources: INEGI; Ministry of Labor.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day interest rate on Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (the average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (the equilibrium interbank interest rate, or TIIE) for the periods indicated.

Table No. 9 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2017:
January-June	6.4	6.6	4.0	6.7	6.8
July-December	7.0	7.1	4.5	7.4	7.4
2018:
January-June	7.5	7.6	5.0	7.8	7.9
July-December	7.8	8.0	5.4	8.2	8.2
2019:
January	7.9	8.2	5.6	8.6	8.6
February	7.9	8.1	5.7	8.6	8.6
March	8.0	8.1	5.7	8.5	8.5
April	7.8	8.1	5.8	8.5	8.5
May	8.0	8.2	5.8	8.5	8.5
June	8.3	8.3	5.8	8.5	8.5

Source: Banco de México.

During the first three months of 2019, interest rates on 28-day Cetes averaged 8.0%, as compared to 7.4% during the same period of 2018. Interest rates on 91-day Cetes averaged 8.2%, as compared to 7.5% during the same period of 2018.

On July 18, 2019, the 28-day Cetes rate was 8.1% and the 91-day Cetes rate was 8.2%.

On June 27, 2019, Banco de México held its fourth monetary policy meeting of 2019 and decided to leave the Tasa de Fondeo Bancario (overnight interbank funding rate) unchanged at 8.25%, the rate set on December 20, 2018. The decision was based on the recent evolution of inflation and its main determinants, which have been consistent with their expected trajectories over the medium- and long-term, and Banco de México’s determination that the current monetary policy stance is in line with the convergence of inflation and its target level.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Policy

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 10 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2017	19.6629	18.9197
2018	19.6512	19.2421
2019:
January	19.0388	19.1651
February	19.2607	19.2049
March	19.3779	19.2477
April	19.0099	18.9864
May	19.6426	19.1197
June	19.2087	19.2745

Source: Banco de México.

The peso appreciated against the dollar in the first quarter of 2019, due to increased expectations that the central banks from many advanced economies will adopt more expansive monetary policies, optimism about a commercial agreement between China and the U.S. and an increase of risk appetite among investors in the global financial markets.

On July 22, 2019, the peso/dollar exchange rate closed at Ps. 19.0659 = U.S.$1.00, a 3.0% appreciation in dollar terms as compared to the rate on December 31, 2018. The peso/U.S. dollar exchange rate published by Banco de México on July 22, 2019 (which took effect on the second business day thereafter) was Ps. 19.0715 = U.S.$1.00.

Securities Markets

On July 19, 2019, the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 41,607 points, representing a 0.1% decrease from the level at December 31, 2018.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Foreign Trade Performance

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 11 – Exports and Imports

	First three months
	2018(1)		2019(1)
	(in millions of dollars, except average price of the Mexican crude oil mix )
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	7,369	U.S.$	7,001
Crude oil		6,369		6,192
Other		1,000		809
Non-oil products		97,928		101,051
Agricultural		4,908		4,965
Mining		1,615		1,469
Manufactured goods(2)		91,404		94,617

Total merchandise exports		105,297		108,052

Merchandise imports (f.o.b.)
Consumer goods		14,525		13,939
Intermediate goods(2)		82,064		85,495
Capital goods		10,435		10,435

Total merchandise imports		107,025		109,868

Trade balance	U.S.$	(1,728)	U.S.$	(1,817)

Average price of Mexican oil mix(3)	U.S.$	57	U.S.$	57

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

Foreign Trade Agreements

On June 19, 2019 the Senado de la República (Senate) ratified the USMCA. The North American Free Trade Agreement (NAFTA) remains in effect pending ratification of the USMCA by Canada and the United States.

On May 17, 2019 the United States announced an agreement with Canada and Mexico to remove the Section 232 tariffs for steel and aluminum imports from Canada and Mexico and to remove all retaliatory tariffs imposed on U.S. goods by Canada and Mexico. The agreement provides for aggressive monitoring and a mechanism to prevent surges in imports into the United States of steel and aluminum. If surges in imports of specific steel and aluminum products occur, the United States may re-impose Section 232 tariffs on those products. Any retaliation by Canada and Mexico would then be limited to steel and aluminum products.

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

Table No. 12 – Balance of Payments

	First quarter
	2018(1)		2019(1)
	(in millions of dollars)
Current account(2)	U.S.$	(9,799)	U.S.$	(5,634)
Credits		128,037		123,219
Merchandise exports (f.o.b.)		105,386		108,133
Non-factor services		7,890		8,506
Transport		526		643
Tourism		6,228		7,031
Insurance and pensions		896		673
Financial services		158		78
Others		82		83
Primary income		2,687		3,664
Secondary income		7,257		7,734
Debits		133,019		133,671
Merchandise imports (f.o.b.)		107,151		109,992
Non-factor services		9,520		8,695
Transport		3,568		3,564
Tourism		2,582		2,285
Insurance and pensions		1,449		1,296
Financial services		890		500
Others		1,032		1,051
Primary income		16,099		14,738
Secondary income		249		0
Capital account		(24)		(35)
Credit		60		94
Debit		83		129
Financial account		(10,195)		(4,634)
Direct investment		(10,486)		(8,308)
Portfolio investment		(5,688)		(5,151)
Financial derivatives		137		(126)
Other investment		3,715		4,527
Reserve assets		2,128		4,424
International reserves		2,152		5,687
Valuation adjustment		23		1,263
Errors and omissions		(371)		1,035

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

Current Account

In the first quarter of 2019, Mexico’s current account registered a deficit of 1.8% of GDP, or U.S.$5,634.1 million, a decrease from the current account deficit of 3.3% of GDP, or U.S.$9,799.2 million, during the same period in 2018. The decrease in the current account deficit was due to a decrease in both the primary income balance and services balance deficits and an increase in the secondary income balance, in addition to the high level of foreign remittances during the first quarter of 2019.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 13 – International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)		End-of-Period Net International Assets
	(in millions of U.S dollars)
2016	U.S.$	176,542	U.S.$	178,057
2017		172,802		175,479
2018		174,609		176,096
2019(4)
January		175,156		179,970
February		175,694		180,589
March		176,649		182,099
April		176,661		184,255
May		177,856		185,449
June		178,868		186,239

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the IMF and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

PUBLIC FINANCE

2019 Budget

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Table No. 14 – Budgetary Expenditures; 2019 Expenditure Budget

(In Billions of Pesos)

	Actual
	2017	2018(1)	First three months of 2019(1)	2019 Budget(2)
Health	Ps.130.6	Ps.122.2	Ps.30.6	Ps.124.3
Education	297.9	310.4	60.1	308.0
Housing and community development	18.3	21.3	1.9	18.8
Government debt servicing	409.9	467.1	90.5	543.0
CFE and PEMEX debt servicing	123.2	147.9	48.3	154.8
PEMEX	101.1	122.1	41.6	125.1
CFE	22.1	25.9	6.8	29.6
Other	0.0	0.0	0.0	0.0

(1)	Preliminary figures.
(2)

2019 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2019. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2019 economic results.

Source: Ministry of Finance and Public Credit.

The table below sets forth the budgetary results for 2014 through 2019 and the first three months of 2018. It also sets forth certain assumptions and targets from Mexico’s 2019 Budget.

Table No. 15 – Budgetary Results; 2019 Budget Assumptions and Targets

	Actual
	2014	2015	2016(1)	2017(1)	2018(1)	First three months of 2019 (1)	2019 Budget(2)
Real GDP growth (%)	2.8%	3.3%	2.9%	2.1	2.0	(1.2%)	1.5-2.5%
Increase in the national consumer price index (%)	4.1%	2.1%	3.4%	6.8%	4.8%	4.0%	3.4%
Average export price of Mexican oil mix (U.S.$/barrel)	$85.48	$43.12	$35.65	$46.79	61.34	$56.52	$55.00 (3)
Average exchange rate (Ps./$1.00)	13.3	15.9	18.7	18.95	19.2	19.2	20.0
Average rate on 28-day Cetes (%)	3.0%	3.0%	4.2%	6.7%	7.6%	8.0%	8.3%
Public sector balance as % of GDP(4)	(3.1%)	(3.4%)	(2.5%)	(1.1%)	(2.1%)	(0.1%)	(2.0%)
Primary balance as % of GDP(4)	(1.1%)	(1.2%)	(0.1%)	1.4%	0.6%	(0.5%)	0.0%
Current account deficit as % of GDP	(1.9%)	(2.6%)	(2.3%)	(1.8%)	(1.8%)	(1.8%)	1.0%

(1)	Preliminary figures.
(2)

2019 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2019. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2019 economic results.

(3)

The Government entered into hedging agreements to mitigate the effects of a change in oil prices with respect to the level that was assumed in the 2019 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2019 Budget.

(4)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and the recognition as public sector debt of certain long-term infrastructure-related projects (PIDIREGAS) obligations, as discussed under “Public Finance—Revenues and Expenditures—General.”

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

The following table presents the composition of public sector budgetary revenues for the first three months of 2018 and 2019 in billions of pesos.

Table No. 16 – Public Sector Budgetary Revenues

(In Billions of Pesos)(1)

	Actual
	First three months of 2018(2)	First three months of 2019(2)	2019 Budget(3)
Budgetary revenues	1,259.4	1,295.4	5,298.2
Federal Government	976.0	1,038.4	3,952.4
Taxes	784.4	858.0	3,311.4
Income tax	437.3	463.9	1,751.8
Value-added tax	234.4	243.4	995.2
Excise taxes	87.5	121.6	437.9
Import duties	13.6	16.8	70.3
Tax on the exploration and exploitation of hydrocarbons	1.2	1.6	4.5
Export duties	0.0	0.0	0.0
Luxury goods and services	0.0	0.0	0.0
Other	10.4	10.6	51.7
Non-tax revenue	191.6	180.4	641.0
Fees and tolls	30.2	28.9	46.3
Transfers from the Mexican Petroleum Fund for Stabilization and Development	124.7	114.9	520.7
Rents, interest and proceeds of assets sales	0.0	0.0	0.0
Fines and surcharges	33.5	32.5	67.2
Other	3.3	4.1	6.8
Public enterprises and agencies	283.4	257.0	1,345.8
PEMEX	103.6	64.2	524.3
Others	179.8	192.9	821.5

Note: Numbers may not total due to rounding.

(1)	Current pesos.
(2)	Preliminary figures.
(3)

2019 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2019. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2019 economic results.

Source: Ministry of Finance and Public Credit.

PUBLIC DEBT

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at each of the dates indicated:

Table No. 17 – Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP)(1)

	At March 31,
	2018	2019
Historical Balance of Public Sector Borrowing Requirements(2)	42.4%	42.3%

(1)

Percentage of GDP for 2018 is calculated using the estimated annual GDP for 2018 published in December 2018 by the Ministry of Finance and Public Credit in the 2019 General Economic Policy Pre-Guidelines. Percentage of GDP for 2019 is calculated using the estimated annual GDP for 2019 published by the Ministry of Finance and Public Credit in March 2019.

(2)

The Historical Balance of Public Sector Borrowing Requirements represents net obligations incurred to achieve public policy objectives, both of public institutions and of private entities acting on behalf of the Government. It includes the budgetary public sector debt and obligations of the Instituto para la Protección al Ahorro Bancario (IPAB), of the Fondo Nacional de Infraestructura (FONADIN), associated with long-term infrastructure-related projects (PIDIREGAS) and the support programs for debtors, as well as the expected gains or losses of development banks and development funds, minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of the Public Sector Borrowing Requirements.

At March 31, 2019, the Historical Balance of Public Sector Borrowing Requirements represented 42.3% of GDP, a decrease of 2.5 percentage points from the end of 2018. For an explanation of Mexico’s public debt classification, including an explanation of the Historical Balance of Public Sector Borrowing Requirements, please see “Public Debt—Public Debt Classification” in the 2017 Form 18-K.

Internal Debt

Internal Public Sector Debt

The following table summarizes the gross and net internal debt of the public sector at each of the dates indicated:

Table No. 18 – Gross and Net Internal Debt of the Public Sector

	At March 31,
	2018	2019
Gross debt	Ps. 6,672.6	Ps. 7,112.8
By Term
Long-term	6,117.0	6,653.5
Short-term	555.6	459.3
By User
Federal Government	6,123.5	6,504.7
State Productive Enterprise (PEMEX and CFE)	392.5	379.5
Development banks	156.6	228.6
Financial assets	263.5	169.8
Total net debt	Ps. 6,409.1	Ps. 6,943.0
Gross internal debt/GDP(1)	28.5%	28.6%
Net internal debt/GDP(1)(2)	27.4%	27.9%

(1)

Percentage of GDP for 2018 is calculated using the estimated annual GDP for 2018 published in December 2018 by the Ministry of Finance and Public Credit in the 2019 General Economic Policy Pre-Guidelines. Percentage of GDP for 2019 is calculated using the estimated annual GDP for 2019 published by the Ministry of Finance and Public Credit in March 2019.

(2)

“Net internal debt” represents the internal debt directly incurred by the Government as of the date indicated, including Banco de México’s General Account Balance and the assets of the Retirement Savings System Fund. It does not include the debt of budget-controlled and administratively-controlled agencies or any debt guaranteed by the Government. In addition, “net internal debt” is comprised of Cetes and other securities sold to the public in auctions for new issuances (primary auctions), but does not include any debt allocated to Banco de México for its use in Regulación Monetaria. This is because Banco de México’s sales of debt pursuant to Regulación Monetaria do not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells in the secondary market and that is presented to the Government for payment. However, if Banco de México carries out a high volume of sales of allocated debt in the secondary market, this can result in the Government’s outstanding internal debt being higher than its outstanding net internal debt.

Internal Government Debt

As of July 22, 2019, no debt issued by states and municipalities has been guaranteed by the Government.

The following table summarizes the gross and net internal debt of the Government at each of the dates indicated:

Table No. 19 – Gross and Net Internal Debt of the Government(1)

	At March 31,
	2018(2)		2019(2)
	(in billions of pesos, except percentages)
Gross debt
Government securities	Ps. 5,526.2	90.2%	Ps. 5,934.7	91.2%
Cetes	710.2	11.6%	605.4	9.3%
Floating rate bonds	496.0	8.1%	587.8	9.0%
Inflation-linked bonds	1,465.0	23.9%	1,714.8	26.4%
Fixed rate bonds	2,847.3	46.5%	3,018.8	46.4%
STRIPS of Udibonos	7.7	0.1%	7.9	0.1%
Other(3)	597.3	9.8%	569.9	8.8%

Total gross debt	Ps. 6,123.5	100.0%	Ps. 6,504.7	100.0%

Net debt
Financial assets(4)	284.2		263.7

Total net debt	Ps. 5,839.3		Ps. 6,241.0

Gross internal debt/GDP(5)	26.2%		26.2%
Net internal debt/GDP(5)	25.0%		25.1%

Note: Numbers may not total due to rounding.

(1)

Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria. This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.

(2)	Preliminary figures.
(3)	Includes Ps.143.5 billion at March 31, 2018, and Ps. 138.4 billion at March 31, 2019 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the General Account of the Tesorería de la Federación (Treasury of the Federation) in Banco de México.
(5)

Percentage of GDP for 2018 is calculated using the estimated annual GDP for 2018 published in December 2018 by the Ministry of Finance and Public Credit in the 2019 General Economic Policy Pre-Guidelines. Percentage of GDP for 2019 is calculated using the estimated annual GDP for 2019 published by the Ministry of Finance and Public Credit in March 2019.

Source: Ministry of Finance and Public Credit.

External Debt

External Public Sector Debt

According to preliminary figures, as of March 31, 2019, outstanding gross public sector external debt totaled U.S.$206.3 billion, an approximate U.S.$3.9 billion increase from the U.S.$202.3 billion outstanding on December 31, 2018. Of this amount, U.S.$198.4 billion represented long-term debt and U.S.$7.9 billion represented short-term debt. Net external indebtedness also increased by U.S.$859.6 million during the first three months of 2019.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated:

Table No. 20 – Summary of External Public Sector Debt by Type(1)

	March 31, 2018(2)	March 31, 2019(2)
	(in millions of U.S. dollars)
Long-term direct debt of the Government	96,338	97,903
Long-term debt of budget controlled agencies	94,730	92,520
Other long-term public debt(3)	8,200	8,004

Total long-term debt	199,268	198,426

Total short-term debt	3,338	7,873

Total long- and short-term debt	202,606	206,299

Table No. 21 – Summary of External Public Sector Debt by Currency

	March 31, 2018(2)			March 31, 2019(2)
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	155,696	76.8%	U.S.$	158,271	76.7%
Japanese Yen		7,219	3.6		7,980	3.9
Swiss Francs		1,379	0.7		1,433	0.7
Pounds Sterling		3,210	1.6		2,960	1.4
Euro		32,431	16.0		33,141	16.1
Others		2,671	1.3		2,515	1.2

Total	U.S.$	202,606	100.0%	U.S.$	206,299	100.0%

Table No. 22 – Net External Debt of the Public Sector

	March 31, 2018(2)		March 31, 2019(2)
	(in millions of U.S. dollars, except for percentages)
Total net debt	U.S.$	199,144.8	U.S.$	202,166.9
Gross external debt/GDP(4)		15.9%		16.0%
Net external debt/GDP(4)		15.6%		15.7%

Note: Numbers may not total due to rounding.

(1)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of March 31, 2019) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

(2)	Adjusted to reflect the effect of currency swaps.
(3)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.
(4)

Percentage of GDP for 2018 is calculated using the estimated annual GDP for 2018 published in December 2018 by the Ministry of Finance and Public Credit in the 2019 General Economic Policy Pre-Guidelines. Percentage of GDP for 2019 is calculated using the estimated annual GDP for 2019 published by the Ministry of Finance and Public Credit in March 2019.

Source: Ministry of Finance and Public Credit.

External Government Debt

The following tables set forth a summary of Mexico’s external Government debt, including the gross external Government debt, net external Government debt and net Government debt at the dates indicated:

Table No. 23 – Gross External Debt of the Government by Currency

	March 31, 2018			March 31, 2019
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	72,554	75.3%	U.S.$	73,282	74.8%
Japanese Yen		4,964	5.1		5,836	6.0
Swiss Francs		—	—		—	—
Pounds Sterling		2,082	2.2		1,920	2.0
Euros		16,784	17.4		16,901	17.3
Others		18	0.0		19	0.0

Total	U.S.$	96,403	100.0%	U.S.$	97,957	100.0%

Table No. 24 – Net External Debt of the Government

	March 31, 2018		March 31, 2019
	(in millions of U.S. dollars, except for percentages)
Total net debt	U.S.$	94,317.6	U.S.$	95,072.4
Gross external debt/GDP(1)		7.6%		7.6%
Net external debt/GDP(1)		7.4%		7.4%

Table No. 25 – Net Debt of the Government

	March 31, 2018	March 31, 2019
Internal debt	77.2%	77.3%
External debt(2)	22.8%	22.7%

Total	100.0%	100.0%

Note: Numbers may not total due to rounding.

(1)

Percentage of GDP for 2018 is calculated using the estimated annual GDP for 2018 published in December 2018 by the Ministry of Finance and Public Credit in the 2019 General Economic Policy Pre-Guidelines. Percentage of GDP for 2019 is calculated using the estimated annual GDP for 2019 published by the Ministry of Finance and Public Credit in March 2019.

(2)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of March 31, 2019) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

Source: Ministry of Finance and Public Credit.

External Securities Offerings and Liability Management Transactions During 2019

Mexico offers additional debt securities from time to time and, in order to manage the composition of its outstanding liabilities, Mexico engages from time to time in a variety of transactions, including tender offers, open market purchases and early redemptions.

On January 22, 2019, Mexico issued U.S.$2,000,000,000 of its 4.500% Global Notes due 2029.

On April 8, 2019, Mexico issued €1,500,000,000 of its 1.625% Global Notes due 2026 and €1,000,000,000 of its 2.875% Global Notes due 2039.

TAXATION

United States Federal Taxation

The last paragraph under “Taxation—United States Federal Taxation—Market Discount” in the accompanying prospectus is deleted.

The following discussion supplements the disclosure provided under the heading “Taxation—United States Federal Taxation” in the accompanying prospectus.

2029 Notes

Mexico expects that the 2029 notes will be treated as issued in a “qualified reopening” of the outstanding U.S.$2,0000,000,000 4.500% Global Notes due 2029 (CUSIP: 91087B AF7, ISIN US91087BAF76) previously issued by Mexico (the “original 2029 notes”) for U.S. federal income tax purposes. Debt instruments issued in a qualified reopening for U.S. federal income tax purposes are deemed to be part of the same issue as the original debt instruments. Under such treatment, the 2029 notes would have the same issue date, the same issue price and the same adjusted issue price as the original 2029 notes for U.S. federal income tax purposes. A U.S. holder acquiring the 2029 notes pursuant to this offering generally will be treated as acquiring the notes with premium, as described in the accompanying prospectus under “Taxation—United States Federal Taxation—Premium.” However, because the 2029 notes may be redeemable by Mexico prior to maturity at a premium, special rules may apply that could reduce, eliminate or defer the amount of premium that you may amortize with respect to the 2029 notes. Please consult your tax adviser about the effect of Mexico’s optional redemption right on your ownership of the 2029 notes.

The portion of the first interest payment on the 2029 notes that represents a return of accrued interest that a U.S. holder paid as part of the purchase price for the 2029 notes will not be treated as an interest payment, and thus will not be includible in income, for U.S. federal income tax purposes.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

The underwriters severally have agreed to purchase, and Mexico has agreed to sell to them, the principal amount of the notes listed opposite their names below. The terms agreement, dated as of July     , 2019, between Mexico and the underwriters provides the terms and conditions that govern this purchase.

Underwriters	Principal Amount of the 2029 Notes	Principal Amount of the 2050 Notes
BBVA Securities Inc.	U.S. $	U.S. $
Credit Suisse Securities (USA) LLC	U.S. $	U.S. $
Goldman Sachs & Co. LLC	U.S. $	U.S. $

Total	U.S. $	U.S. $

BBVA Securities Inc., Credit Suisse Securities (USA) LLC and Goldman Sachs & Co. LLC are acting as joint lead underwriters in connection with the offering of the notes.

The underwriters plan to offer the notes to the public at the respective public offering prices set forth for the 2029 notes and the 2050 notes on the cover page of this prospectus supplement. After the initial offering of the notes, the underwriters may vary the offering prices and other selling terms. The underwriters may offer and sell the notes through certain of their respective affiliates.

The underwriters are purchasing and offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of the validity of the notes by counsel and other conditions contained in the terms agreement, such as the receipt by the underwriters of certificates of officials and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders, in whole or in part.

The underwriters are acting as joint dealer managers and Goldman Sachs & Co. LLC is acting as the billing and delivering bank (the “B&D Bank”) for Mexico’s Tender Offer on the terms and subject to the conditions set forth in the Offer to Purchase, dated July     , 2019. Pursuant to the terms of the Offer to Purchase, purchasers of the notes offered hereby who tender outstanding notes in the Tender Offer may benefit from preferential acceptance of their tenders, subject to certain conditions.

It is anticipated that Goldman Sachs & Co. LLC, as the B&D Bank for the Tender Offer, will purchase the tendered notes pursuant to the Offer to Purchase on July     , 2019, two business days prior to settlement of the notes. On the settlement date of the notes, the B&D Bank will be entitled to offset a portion of the net proceeds of this offering against the full amount due to the B&D Bank by Mexico for the tendered notes purchased by the B&D Bank for delivery to Mexico, and the B&D Bank will pay the balance of the net proceeds of the notes to Mexico.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Mexico or its affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of Mexico or its affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In order to facilitate the offering of the notes, the underwriters and their affiliates may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the underwriters or their affiliates may:

•	over-allot in connection with the offering (i.e., apportion to dealers more of the notes than the underwriters have), creating a short position in the notes for their own accounts;

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes; or

•	if the underwriters or their affiliates repurchase previously distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.

Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters or their affiliates are not required to engage in these activities, but, if they do, they may discontinue them at any time.

Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the notes and 60 days after the date of the allotment of the notes. Any stabilization action or over-allotment must be conducted by the underwriters, or any person acting on behalf of the underwriters, in accordance with all applicable laws and rules. This supplements the stabilization provision in the prospectus dated November 19, 2018 issued by Mexico.

Certain of the underwriters and their affiliates have engaged in and may in the future engage in other transactions with and perform services for Mexico. These transactions and services are carried out in the ordinary course of business.

As described in “Use of Proceeds,” some of the net proceeds of this offering may be used to fund our purchase of certain outstanding notes of Mexico from time to time. An affiliate of BBVA Securities Inc., Credit Suisse Securities (USA) LLC or Goldman Sachs & Co. LLC may be a holder of certain of the outstanding notes of Mexico as set forth in the Offer to Purchase and may receive 5% or more of the proceeds from this offering. Because of the manner in which the net proceeds are being used, this offering will be conducted in accordance with Financial Industry Regulatory Authority (“FINRA”) Rule 5121.

It is expected that delivery of the notes will be made against payment therefor on the sixth day following the date hereof (such settlement cycle being referred to herein as “T+6”). Trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof or the next four business days will be required, by virtue of the fact that the notes initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof or the next four succeeding business days should consult their own advisors.

The net proceeds to Mexico from the sale of the notes will be approximately U.S. $            , after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S. $            .

The underwriters have agreed to pay for certain expenses of Mexico in connection with the offering of the notes.

Mexico has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

Selling Restrictions

The notes are being offered for sale in jurisdictions where it is legal to make such offers. The notes will not be sold or offered in any place without compliance with the applicable laws and regulations of that place. There will not be any distribution or publication of any document or information relating to the notes in any place without compliance with the applicable laws and regulations of that place. If you receive this prospectus supplement and the related prospectus, then you must comply with the applicable laws and regulations of the place where you (a) purchase, offer, sell or deliver the notes or (b) possess, distribute or publish any offering material relating to the notes. Your compliance with these laws and regulations will be at your own expense.

In particular, there are restrictions on the distribution of this prospectus supplement and the offer or sale of notes in Belgium, Canada, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Luxembourg, Mexico, the Netherlands, Peru, Singapore, Spain, Switzerland, the United Kingdom and Uruguay. See below and “Plan of Distribution” in the prospectus for further details on the restrictions on the offer and sale of the notes.

The terms relating to non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the notes under the registration statement.

The terms related to the offer or sales of notes in Chile and Singapore that appear under “Plan of Distribution” in the prospectus are amended and restated as follows:

Chile

NOTICE TO CHILEAN INVESTORS

Pursuant to the Securities Market Law of Chile and Norma de Carácter General (Rule) No. 336, dated June 27, 2012, issued by the Commission for the Financial Market (Comisión para el Mercado Financiero or “CMF”) (“Rule 336”), the debt securities may be privately offered to certain qualified investors identified as such by Rule 336 (which in turn are further described in Rule No. 216, dated June 12, 2008, and Rule 410, dated July 27, 2016, both of the CMF).

Rule 336 requires the following information to be provided to prospective investors in Chile:

1.	Date of commencement of the offer;

2.	That the offer of the debt securities is subject to Rule 336;

3.

That the subject matter of the offer is securities not registered with the Securities Registry (Registro de Valores) of the CMF, nor with the Foreign Securities Registry (Registro De Valores Extranjeros) of the CMF, hence, the debt securities are not subject to the oversight of the CMF;

4.	Because the debt securities are not registered in Chile, there is no obligation by Mexico to deliver public information about the debt securities in Chile; and

5.	That the debt securities will not be subject to public offering in Chile unless registered with the relevant securities registry of the CMF.

INFORMACIÓN A LOS INVERSIONISTAS CHILENOS

De conformidad con la Ley N° 18.045, de Mercado de Valores y la Norma De Carácter General N° 336 (la “NCG 336”), de 27 de junio de 2012, de la Comisión para el Mercado Financiero (la “CMF”), los valores pueden ser ofrecidos privadamente a ciertos “Inversionistas Calificados,” a los que se refiere la NCG 336 y que se definen como tales en la Norma De Carácter General N° 216, de 12 de junio de 2008 y en la Norma de Carácter General Nº 410, de 27 de julio de 2016, ambas de la CMF.

La siguiente información se proporciona a potenciales inversionistas en Chile de conformidad con la NCG 336:

1.	Fecha del comienzo de la oferta;

2.	Que la oferta se encuentra acogida a la NCG 336;

3.

Que la oferta versa sobre valores no inscritos en el Registro de Valores o en el Registro de Valores Extranjeros que lleva la CMF, por lo que tales valores no están sujetos a la fiscalización de la CMF;

4.	Por tratarse de valores no inscritos en Chile no existe la obligación por parte de México de entregar en Chile información pública sobre estos valores; y

5.	Que los valores no podrán ser objeto de oferta pública en Chile mientras no sean inscritos en el Registro De Valores correspondiente de la CMF.

Singapore

This prospectus supplement has not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

a.

a corporation (which is not an accredited investor (as defined in the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b.	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

to an institutional investor or to a relevant person or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i) (B) of the SFA;

1.	where no consideration is or will be given for the transfer;

2.	where the transfer is by operation of law;

3.	pursuant to Section 276(7) of the SFA; or

4.	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities based Derivatives Contracts) Regulations 2018.

Any reference to the SFA is a reference to the Securities and Futures Act, Chapter 289 of Singapore, and a reference to any term as defined in the SFA or any provision in the SFA is a reference to that term as modified or amended from time to time including by such of its subsidiary legislation as may be applicable at the relevant time.

UNITED MEXICAN STATES

Secretaría de Hacienda y Crédito Público

Insurgentes Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

Ciudad de México 01020

TRUSTEE, REGISTRAR, TRANSFER AGENT AND PRINCIPAL PAYING AGENT

Deutsche Bank Trust Company Americas

60 Wall Street, 16th Floor

New York, New York 10005

LUXEMBOURG LISTING AGENT

Banque Internationale à Luxembourg S.A.

69 route d’Esch

L - 2953 Luxembourg

Grand Duchy of Luxembourg

LEGAL ADVISORS TO MEXICO

As to United States Law Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	As to Mexican Law Fiscal Attorney of the Federation Ministry of Finance and Public Credit Insurgentes Sur 795 Piso 12 Colonia Nápoles Ciudad de México 03810

LEGAL ADVISORS TO THE UNDERWRITERS

As to United States Law Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	As to Mexican Law Ritch, Mueller, Heather y Nicolau, S.C. Av. Pedregal No. 24, Piso 10 Molino del Rey, Ciudad de México 11040